Northern Abitibi Mining Corp.
Interim Consolidated Financial Statements
March 31, 2007

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at March 31, 2007 nor the unaudited interim consolidated statements of operations and cash flows for the three and six month periods ended March 31, 2007 and March 31, 2006.

dlw 6/20

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	March 31, 2007 (Unaudited)	September 30, 2006
ASSETS		
Current		
Cash and cash equivalents	$ 461,022	$ 525,629
Accounts receivable	3,526	5,233
Prepaids	6,732	15,949
	471,280	546,811
Other Note 3	9,628	9,628
Mineral properties Note 4	33,175	65,180
	$ 514,083	$ 621,619
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,275	$ 16,735
Due to related parties Note 9	14,611	4,278
Asset retirement obligations Note 6	3,459	-
	19,345	21,013
SHAREHOLDERS' EQUITY		
Capital stock Note 5	9,454,816	9,143,390
Warrants Note 5	-	279,779
Contributed Surplus Note 5	542,348	298,467
Deficit	(9,502,426)	(9,121,030)
	494,738	600,606
	$ 514,083	$ 621,619

Commitments Note 10

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three Months Ended March 31		Six Months Ended March 31	
	2007	**2006**	**2007**	**2006**
Expenses				
General and administrative Note 8	**$ 25,070**	$ 11,290	**$ 77,491**	$ 23,130
Reporting to shareholders	**12,949**	5,694	**19,439**	5,694
Professional fees	**2,212**	1,918	**1,792**	3,555
Stock exchange and transfer agent fees	**2,781**	3,057	**5,170**	4,551
Foreign exchange loss (gain)	**3,239**	70	**28**	(1,137)
	(46,251)	(22,029)	**(103,920)**	(35,793)
Other Income (Expense)				
Interest	**3,180**	2,575	**7,282**	5,950
Abandonments and mineral property write-down	**(278,230)**	(166,128)	**(284,758)**	(166,128)
	(275,050)	(163,553)	**(277,476)**	(160,178)
Net Loss	**(321,301)**	(185,582)	**(381,396)**	(195,971)
Deficit, beginning of period	**(9,181,125)**	(8,834,823)	**(9,121,030)**	(8,824,434)
Deficit, end of period	**$(9,502,426)**	$(9,020,405)	**$(9,502,426)**	$(9,020,405)
Loss per share				
Basic and diluted	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.01)
Weighted Average Number of Shares Outstanding				
Basic and diluted	**42,093,801**	38,419,536	**41,175,577**	38,540,748

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended March 31		Six months ended March 31	
	2007	2006	2007	2006
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	$ 3,180	$ 2,575	$ 7,282	$ 5,950
Cash operating expenses	(53,408)	(40,784)	(76,181)	(52,327)
	(50,228)	(38,209)	(68,899)	(46,377)
Financing activities				
Exercise of options	-	7,200	-	7,200
Exercise of warrants	219,528	5,000	219,528	5,000
	219,528	12,200	219,528	12,200
Investing activities				
Mineral property additions	(156,941)	(77,829)	(215,208)	(139,670)
Foreign exchange gain (loss) on cash held in foreign currency	(3,239)	(70)	(28)	1,137
Increase (decrease) in cash and cash equivalents	9,120	(103,908)	(64,607)	(172,710)
Cash and cash equivalents:				
Beginning of period	451,902	565,329	525,629	634,131
End of period	$ 461,022	$ 461,421	$ 461,022	$ 461,421

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the three and six month periods ended March 31, 2007 and March 31, 2006.

Non-cash transactions:

During the six months ended March 31, 2007, the Company granted stock options to an officer and director resulting in a non-cash charge of $27,000, (2006 – Nil), being included in general and administrative expenses. Note 8

During the six months ended March 31, 2007, the Company issued 200,000 common shares as an initial payment pursuant to the Taylor Brook acquisition agreement. The non-cash transaction was valued at $29,000 using the closing price of the Company's shares on the share issue date.

During the six months ended March 31, 2006, the Company cancelled 375,000 escrow shares for no consideration and the average carrying value of the shares of $87,261 reduced capital stock and increased contributed surplus.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations in the future.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2006 except for the adoption of Sections 3855 and 1530 of the CICA Handbook as described in note 2 below. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Newly adopted accounting policies

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

a) Financial Instruments – recognition and measurement (Section 3855)

In accordance with this new standard the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. The Company had neither available-for-sale, nor held for trading instruments during the six months ended March 31, 2007 and none as at March 31, 2007.

b) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges. The Company had no "other comprehensive income/loss" transactions during the six months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

3. Other Assets

	March 31 2007	September 30 2006
Exploration deposits	$ 7,610	$ 7,610
Other	2,018	2,018
	$ 9,628	$ 9,628

4. Mineral properties

The following exploration and acquisition costs were incurred during the six month periods ended March 31, 2007 and March 31, 2006 respectively:

2007	Total	Taylor Brook, Newfoundland and Labrador	Cold Springs, Nevada	Prospective properties
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ -	$ 39,938	$ -
Geological consulting	33,088	4,175	19,575	9,338
Drilling	158,660	-	158,660	-
Travel	9,896	-	4,998	4,898
Field	2,486	-	2,486	-
Geochemical	15,032	-	15,032	-
Site restoration accrual	3,459	-	3,459	-
Mineral property write-offs	(258,384)	-	(244,148)	(14,236)
Cumulative exploration costs to Mar.31, 2007	4,175	4,175	-	-
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2006	25,242	-	25,242	-
Acquisition costs incurred	30,132	29,000	1,132	-
Mineral property write-offs	(26,374)	-	(26,374)	-
Cumulative acquisition costs to Mar.31, 2007	29,000	29,000	-	-
Total mineral properties March 31, 2007	$ 33,175	$ 33,175	$ -	$ -

2006	Total	Silver Park, Nevada	Cold Springs, Nevada
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2005	$ 9,701	$ 9,701	$ -
Geological consulting	18,338	18,338	-
Drilling	71,386	71,386	-
Geochemical analysis	18,698	18,698	-
Travel	7,522	5,894	1,628
Field	5,834	5,834	-
Write-offs	(129,851)	(129,851)	-
Cumulative exploration costs to Mar. 31, 2006	$ 1,628	$ -	$ 1,628
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2005	$ 36,277	$ 36,277	$ -
Costs incurred	17,892	-	17,892
Write-offs	(36,277)	(36,277)	-
Cumulative acquisition costs to March 31, 2006	17,892	$ -	17,892
Total mineral properties March 31, 2006	$ 19,520	$ -	$ 19,520

4. Mineral properties (continued)

Newfoundland and Labrador, Canada

Taylor Brook

During the six months ended March 31, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn-in are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008	300,000	$ -	$ 200,000
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Nevada, USA

Cold Springs

During the year ended September 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of scheduled payments. After compilation and interpretation of drilling results from the fiscal 2007 winter drill program, management determined that the Company would not continue to pursue exploration on this property and commenced to look for a joint venture partner to further exploration. The Company terminated the acquisition agreement, without penalty or obligations for further payments, subsequent to period-end after being unable to find a suitable joint venture candidate. The property was written-off at March 31, 2007.

Silver Park

After compilation and interpretation of drilling results from the fiscal 2006 winter drill program, management determined that the Company would not continue to pursue exploration on this property, terminated the option agreements and, during the three months ended March 31, 2006, wrote-off accumulated property costs. The Company has no further cash obligations related to the Silver Park property.

Prospective Properties

Expenditures on prospective properties were capitalized until it was determined that these properties would not be acquired, at which point they were written-off.

5. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2006	40,277,314	$9,143,390	$298,467	9,764,286	$279,779
Warrants exercised	2,195,281	282,426	-	(2,195,281)	(62,898)
Warrants expired	-	-	216,881	(7,569,005)	(216,881)
Stock issued pursuant to property option agreement	200,000	29,000	-	-	-
Stock-based compensation Note 8	-	-	27,000	-	-
Balance March 31, 2007	**42,672,595**	**$9,454,816**	**$542,348**	**-**	**$ -**

The warrants outstanding at September 30, 2006 were exercisable to acquire 9,764,286 common shares at $0.10 per share to March 9, 2007. During the six months ended March 31, 2007, warrants to acquire 2,195,281 common shares at $0.10 per share were exercised for total proceeds of $219,528 and the remaining warrants expired without exercise.

Subsequent to period end, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. Officers and directors subscribed to 129,165 units. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009.

c) Stock options outstanding

Expiry Date	Number of Options March 31, 2007	Exercise price
May 15, 2007	275,000	$0.12
March 23, 2008	200,000	$0.10
August 1, 2011	625,000	$0.10
December 11, 2011	500,000	$0.10
	1,600,000	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

Of the 275,000 stock options expiring May 15, 2007, subsequent to period-end 215,000 were exercised to acquire an equal number of common shares at $0.12 per share for total proceeds of $25,800 and 60,000 options expired without exercise. Further, subsequent to period-end, options were granted to an officer to acquire 100,000 common shares at $0.15 per share to May 8, 2012.

d) Stock option transactions

	Number of options	Weighted-average exercise Price
As at September 30, 2006	1,100,000	$ 0.11
Granted	500,000	$ 0.10
As at March 31, 2007	1,600,000	$ 0.11

See c) above for details of stock option transactions occurring subsequent to period-end.

6. Asset retirement obligation

As at March 31, 2007, the Company has recorded a $3,000 US, ($3,459 CDN), accrual for estimated site restoration expenses that will be incurred during the current fiscal year. These costs pertain to the Company's Nevada properties for which acquisition agreements have been terminated and relate to restoration of the drill pad sites. Management believes that there are no other significant legal obligations as at March 31, 2007 for current and future asset retirement and restoration costs.

7. Financial Instruments

The fair market values of cash and cash equivalents, deposits, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Cash and cash equivalents include cash in both Canadian and US currency and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter parties for the bankers' acceptances are financial institutions. At March 31, 2007, these instruments were yielding a weighted average interest rate of 4.2% per annum. These cash equivalents are classified as held-to-maturity investments and are carried at amortized cost. The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future.

8. Stock-based compensation

Included in general and administrative expenses for the six months ended March 31, 2007 is stock based compensation in the amount of $27,000 (2006 - $Nil). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Number of options granted	500,000
Exercise price	$ 0.10
Expected stock price volatility	98%
Risk-free interest rate	3.86%
Expected option life	2 years
Expected dividend yield	-

9. Related Party Transactions

During the six months ended March 31, 2007, the Company was billed $4,400, (2006 - $2,700), for its share of base office lease costs and $6,100, (2006 - $4,000), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. Companies related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the six months ended March 31,

9. Related Party Transactions (continued)
2007 was $10,700, (2006 - $7,200). Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the six months ended March 31, 2007 was $48,900, (2006 - $25,100). Related party payables at March 31, 2007 and September 30, 2006 related to unpaid consultant's billings, general and administrative and secretarial billings.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10. Commitments
Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of base lease costs as follows for the ensuing five fiscal years:

Remainder of 2007 $ 6,100 **each of 2008 through 2011** $12,100 **2012** $3,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 6,000 for the year ended September 30, 2007. See also Note 4 regarding Taylor Brook, Newfoundland and Labrador mineral property acquisition commitments.

11. Segment disclosures
The Company's U.S. mineral acquisition and exploration activities were all undertaken through the Company's wholly owned United States subsidiary, NAMCOEX Inc. during the periods ended March 31, 2007 and March 31, 2006. Virtually all other expenditures are incurred in Canada. The following categories of revenue and assets allocated to geographic region are as follows:

As at or for the six months ended March 31, 2007	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 7,282	$ -	$ 7,282
Abandonments and mineral property write-down	$ 1,800	$ 282,958	$ 284,758
Net loss	$ 98,429	$ 282,967	$ 381,396
Total assets	$ 490,827	$ 23,256	$ 514,083
Mineral properties	$ 33,175	$ -	$ 33,175
Additions to mineral properties	$ 34,975	$ 217,778	$ 252,753

As at or for the six months ended March 31, 2006	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 5,950	$ -	$ 5,950
Abandonments and mineral property write-down	$ -	$ 166,128	$ 166,128
Net loss	$ 29,843	$ 166,128	$ 195,971
Total assets	$ 466,788	$ 29,693	$ 496,481
Mineral properties	$ -	$ 19,520	$ 19,520
Additions to mineral properties	$ -	$ 139,670	$ 139,670

12. Comparative amounts
Certain comparative amounts have been reclassified to conform to the current year's presentation.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2007

The information included in this document should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2007 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 22, 2007. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the six months ended March 31, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, (200,000 of which were issued March 26, 2007), paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

The Company will commence an exploration program on this property in late May/early June, 2007. The first phase of the program, with a budget of $35,000, will entail surface exploration, including trenching, to follow up and evaluate several airborne geophysical anomalies. Pending results from Phase 1, the Company will undertake a Phase 2 diamond drill program, with a budget of $220,000, in September, 2007.

Cold Springs, Nevada, USA

During the year ended September 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US, NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of timed payments.

A drill program was undertaken in December, 2006 and January, 2007 comprised of five reverse circulation holes for a total of 1664 meters. While management was encouraged by the discovery of a new zone of gold and silver mineralization within a much larger anomalous halo, they believed that the Company's resources were better devoted to its Taylor Brook and prospective projects. As a result, the Company attempted to attract a joint venture partner to perform further work on the property. By the extended option payment due date of May 2, 2007, no such partner was found and the Company decided to terminate the acquisition agreement without penalty or requirement for further payments.

The budget for the drill program was $200,000 US, (approximately $230,000 CDN). Actual costs to March 31, 2007 aggregated $182,000 US.

Other

Management investigated potential mineral properties in British Columbia, Mexico, Arizona and Nevada during the six months ended March 31, 2007. Certain properties were not considered desirable acquisitions at the time. While the Mexican property was of great interest, the current claim holder decided that it would not option out the property. All related capitalized property investigation costs were written-off during the period. The President of the Company continues to investigate potential acquisitions.

3) Operating Results

Six months ended March 31, 2007 compared to six months ended March 31, 2006

A summarized statement of operations appears below to assist in the discussion that follows:

Six months ended March 31	2007	2006
General and administrative expenses	(77,491)	(23,130)
Reporting to shareholders	(19,439)	(5,694)
Professional fees	(1,792)	(3,555)
Stock exchange and transfer agent fees	(5,170)	(4,551)
Foreign exchange gain (loss)	(28)	1,137
Interest income	7,282	5,950
Mineral property write-down	(284,758)	(166,128)
Loss	$(381,396)	$(195,971)

The following summarizes the major expense categories comprising general and administrative expenses for the six months ended March 31, 2007 and March 31, 2006 respectively:

Six months ended March 31	2007	2006
Administrative consulting fees	$ 14,714	$ 6,258
Stock-based compensation	27,000	-
Occupancy costs	7,404	5,386
Office, secretarial and supplies	13,026	9,273
Website maintenance	5,751	425
Travel and promotion	2,086	-
Insurance	7,510	1,788
Total	$ 77,491	$ 23,130

General and administrative expenses increased approximately $54,000 from the prior period. Stock-based compensation contributed $27,000 of this increase. Stock options were granted in fiscal 2007 and were valued using the Black-Scholes Option Pricing Model. There were no options granted in the comparative period. Administrative consulting fees increased $8,000. The President attended an exploration conference in Nevada and the Round-up in Vancouver during the six months ended March 31, 2007. Further there was more activity than in the previous period, including laying the ground work for the financing that occurred subsequent to period-end. Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market. Office, secretarial and

3) Operating Results (continued)

Six months ended March 31, 2007 compared to six months ended March 31, 2006

supply costs increased due to relatively increased activity levels during the current period. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the current period with no comparable amount in the previous period. The remaining website costs pertain to monthly maintenance. Travel and promotion costs incurred in the current period pertained to the conferences discussed above. Insurance costs have increased as a result of higher rates and the premium assigned to exploration in the United States.

The following summarizes the components of professional fees included in the statement of earnings:

Six months ended March 31	**2007**	**2006**
Legal and filing fees	$ 2,589	$ 1,855
Audit fees	(797)	1,700
Total	$ 1,792	$ 3,555

The audit fees in the comparative period reflect the amount in excess of the accrual for the September 30, 2005 year-end audit, while the audit fee recovery in the current period reflects an audit accrual for the 2006 fiscal year that exceeded actual billings.

Reporting to shareholders expense is higher in the current period due to the year-end audit being completed earlier and hence the printing and mailing of annual financial statements occurring earlier than in the preceding period.

The move from a foreign exchange gain to a foreign exchange loss over the prior period is due to the strengthening CDN dollar compared to the US dollar during the six months ended March 31, 2007. The result is that the Canadian dollar value of the US cash balances has decreased. Mineral property write-downs during the current period pertained to the write-down of the Cold Springs property and to costs incurred to investigate possible property acquisitions. The prior period write-down pertained to the Silver Park property.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Three months ended March 31	**2007**	**2006**
General and administrative expenses	(25,070)	(11,290)
Reporting to shareholders	(12,949)	(5,694)
Professional fees	(2,212)	(1,918)
Stock exchange and transfer agent fees	(2,781)	(3,057)
Foreign exchange loss	(3,239)	(70)
Interest income	3,180	2,575
Mineral property write-down	(278,230)	(166,128)
Loss	$(321,301)	$(185,582)

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended March 31, 2007 and March 31, 2006 respectively:

Three months ended March 31	**2007**	**2006**
Administrative consulting fees	$ 8,745	$ 2,760
Occupancy costs	4,909	2,891
Office, secretarial and supplies	6,027	4,491
Website maintenance	132	254
Travel and promotion	1,507	-
Insurance	3,750	894
Total	$ 25,070	$ 11,290

3) Operating Results (continued)

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Explanations for the increases in general and administrative expenses can be found in the discussion pertaining to the six month comparatives.

The following summarizes the components of professional fees included in the statement of earnings:

Three months ended March 31	2007	2006
Legal and filing fees	$ 2,212	$ 1,218
Audit fees	-	700
Total	$ 2,212	$ 1,918

The increase in legal and filing fees is primarily due to the greater number of news releases in the current period and consequent increase in filing fees.

Reporting to shareholders expense is higher in the current period due to the year-end audit being completed earlier and hence the printing and mailing of annual financial statements occurring earlier than in the preceding period.

The increase in foreign exchange loss over the prior period is due to the strengthening CDN dollar compared to the US dollar during the three months ended March 31, 2007. The result is that the Canadian dollar value of the US cash balances has decreased. Mineral property write-downs during the current period pertained to the write-down of the Cold Springs property and to costs incurred to investigate possible property acquisitions. The prior period write-down pertained to the Silver Park property.

4) Liquidity and Capital Resources

The Company's working capital position at March 31, 2007 was $452,000, (September 30, 2006 - $526,000). Cash has decreased $65,000 from September 30, 2006. The Company expended $69,000 on administrative operations, (2006 - $46,000). Further, the Company expended approximately $215,000 of cash on mineral properties, (2006 - $140,000). During the six months ended March 31, 2007, warrants were exercised to acquire 2,195,281 common shares at $0.10 per share for total consideration of $219,528.

The Company has sufficient funds to cover administrative costs for the current year, however in order to have sufficient funds for future exploration programs, additional equity financing must be obtained. Subsequent to period end a $550,000 private placement financing was completed. The Company plans to follow this up with a more ambitious financing after the first stage of exploration is complete on its Taylor Brook property.

5) Financing

During fiscal 2005, the Company received gross proceeds of $750,000 from a non-brokered private placement. Pursuant to the private placement, the Company issued 10,714,286 Units at $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007. These funds have been and are being used to investigate, acquire and explore new mineral properties and to fund working capital.

Subsequent to period end, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. Officers and directors subscribed to 129,165 units. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing will be utilized to finance the phase one exploration program on Taylor Brook, investigate new properties and provide general working capital.

6) Contractual Obligations

Commencing January 1, 2007 the Company's sublease was extended for a further five years. Pursuant to an option agreement that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook claims discussed above under 2) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire the property.

Combined contractual obligations for the following five fiscal years ended September 30 follow:

Nature of obligation	Remainder of 2007	2008	2009	2010	2011
Office Lease base rent	$ 6,100	$12,100	$12,100	$12,100	$12,100
Mineral property acquisition	$ -	$ -	$50,000	$70,000	$80,000
Total	$ 6,100	$12,100	$62,100	$82,100	$92,100

In addition to the above cash mineral property commitments, the Company is committed to issue 300,000 of its common shares during fiscal 2008 and is required to incur a minimum dollar value of **cumulative** exploration expenditures of $200,000, $400,000, $700,000 and $1,200,000 as of March 19 in fiscal 2008, 2009, 2010 and 2011 respectively in order to acquire the Taylor Brook mineral property interest.

7) Exploration Expenditures

Refer to "Mineral Properties," note 4, to the consolidated financial statements, for details of expenditures incurred during the periods ended March 31, 2007 and March 31, 2006.

8) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

9) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2006	2005	2004
Financial Results			
Interest Income and other	$ 13,883	$ 11,000	$ 1,217
Net Loss	$ (296,596)	$ (96,684)	$ (2,681,036)
Basic and diluted loss per share	(0.01)	0.00	$ (0.10)
Financial Position			
Working capital	$ 525,798	$ 619,765	$ 36,934
Total assets	$ 621,619	$ 692,925	$ 44,862
Capital Stock	$ 9,143,390	$ 9,008,231	$ 8,587,720
Warrants	$ 279,779	$ 307,000	$ -
Contributed Surplus	$ 298,467	$ 183,206	$ 183,206
Deficit	$ (9,121,030)	$ (8,824,434)	$ (8,727,750)

The large loss in 2004 is due to the write-off of mineral properties aggregating $2.6 million, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $28,000 in 2006, (2005 and 2004 - $Nil), contributed to the 2006 increase in loss before mineral property write-downs relative to previous years.

10) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Mar.31 2007 Q2 2007	Dec.31 2006 Q1 2007	Sept. 30 2006 Q4 2006	June 30 2006 Q3 2006	March 31 2006 Q2 2006	Dec. 31 2005 Q1 2006	Sept. 30 2005 Q4 2005	June 30 2005 Q3 2005
Interest & Other	$ 3,180	$ 4,102	$ 4,481	$ 3,452	$ 2,575	$ 3,375	$ 4,032	$ 1,688
Net loss before mineral property write-offs	(43,071)	(53,567)	(60,923)	(42,317)	(19,454)	$(10,389)	$ (42,966)	$(26,540)
Mineral property write-offs	(278,230)	(6,528)	3,065	(450)	(166,128)	-	$ (3,762)	-
Net Loss	(321,301)	(60,095)	$(57,858)	$(42,767)	$(185,582)	$(10,389)	$ (46,728)	$(26,540)
Basic and diluted loss per share	$ (0.01)	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs typically cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. General and administrative expenses tend to be higher in the quarters ended March 31 and June 30 because annual report and other annual mailings as well as annual meeting costs tend to be incurred in these periods. The result is a higher net loss before mineral property write-offs than in the first quarter of each year. Audit fees are accrued in the quarter ended September 30, and at $15,000 and $13,000 in fiscal 2006 and fiscal 2005 respectively, contributed to a higher loss in the final quarter than the previous quarters. Foreign exchange loss in the fourth quarter of 2005 of $13,000 and stock-based compensation of $28,000 in the fourth quarter of 2006 also contributed to the comparatively higher quarterly loss. Stock-based compensation cost of $27,000 in the three months ended December 31, 2006 contributed to the relatively higher loss for this quarter.

11) Directors and Officers

Shane Ebert	Director and President	Douglas Cageorge	Director
Jean Pierre Jutras	Director and Vice-President	Shari Difley	Chief Financial Officer
Lesley Hayes	Director	Barbara O'Neill	Corporate Secretary

Subsequent to period-end, Dr. Stephen Rowins was appointed Vice-President Exploration for the Company.

12) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies, their employer, or individually for number of days or hours worked. Their rates and aggregate billings for the six months ended March 31, 2007 are as follows:

Officer and position	Rate	Amount
Mr. Ebert, President	$450 per day	$ 39,488
Mr. Jutras, Vice-President	$400 per day	$ 1,100
Ms. Difley, Chief Financial Officer	$ 65 per hour	$ 8,314

Ms. O'Neill is employed by a corporation related by virtue of common officers and/or directors. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed to the Company for the six months ended March 31, 2007 aggregated $5,100. Mr. Rowins became an officer subsequent to period-end and was granted 100,000 options to acquire an equal number of common shares at $0.15 per share to May 8, 2012.

Directors are not remunerated in cash for time spent fulfilling their directorial responsibilities; however they receive stock options in recognition of their service. During the six months ended March 31, 2007, no stock options were granted to directors except for those granted to Mr. Ebert. During this period, Mr. Ebert, in his capacity as an officer, was granted 500,000 stock options exercisable at $0.10 per share to December 11, 2011.

13) Related Party Transactions

The following non-arm's length transactions occurred during the six months ended March 31, 2007:

i) paid or accrued $4,400 to a corporation related by virtue of common officers and directors for rent of shared office space and $6,100 for lease operating and miscellaneous administrative costs.

ii) paid or accrued $15,800 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided and $33,100 for geological consulting services provided, such fees having been capitalized to property.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $10,700 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

Officers and directors subscribed to 129,165 units of the private placement described under 5) Financing, above.

14) Capital Stock

a) Issued:

Refer to Note 5 to the financial statements. Subsequent to March 31, 2007, up to May 22, 2007, the Company completed a private placement as described in 5)Financing above. Further, subsequent to year-end, options were exercised to acquire 215,000 common shares at $0.12 per share for proceeds of $25,800. The Company had 47,470,928 shares issued and outstanding at May 22, 2007.

b) Stock Options and Warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. Refer to note 5 to the financial statements for details of the option transactions occurring during the six months ended March 31, 2007 and period-end balances. During the period from April 1, 2007 to May 22, 2007, 215,000 options were exercised to acquire an equal number of shares at $0.12 per share and 60,000 options exercisable at $0.12 per share expired on May 15, 2007. Further, during this period 100,000 options were granted to Mr. Rowins to acquire an equal number of shares at $0.15 per share to May 8, 2012.

ii) Warrants

Refer to note 5 to the financial statements for details of warrants exercised and expired during the six months ended March 31, 2007. Subsequent to year end, pursuant to the private placement discussed in 5)Financing above, 2,291,666 share purchase warrants were issued that are exercisable at $0.16 per share to May 2, 2009. Further "Finder's Warrants" were issued to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009

15) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the six months ended March 31, 2007. The Company does not employ a dedicated "investor relations" individual or firm.

16) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The Company is commencing phase 1 of its exploration program on the Taylor Brook property, late this month. The results from this exploration will be evaluated to determine the extent of diamond drilling to be conducted in September, 2007. The Company plans to undertake another financing by year-end or soon thereafter. Management continues to evaluate possible property acquisitions, and feels that the Company is well-equipped to undertake future investigation and exploration, particularly with the addition of Mr. Rowins to the Company.

17) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, title uncertainties, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent upon investor confidence and the price of mineral resources at any point in time, among other things.

18) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

19) New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value. It also describes how to present financial instrument gains and losses. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the March 31, 2007 financial statements resulting from the adoption of this accounting policy.

19) New Accounting Policies (continued)

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the March 31, 2007 financial statements resulting from the adoption of this accounting policy.

20) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

21) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as March 31, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

22) Internal Controls over Financial Reporting

The President and Chief Financial Officer have not identified any changes to the company's internal control over financial reporting that would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

23) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END